Exhibit 22.2

RuMe Inc.

Financial Statements

As of December 31, 2018 and 2017 and for the Years Ended December 31, 2018, 2017 and 2016

RuMe Inc.

Independent Auditor’s Report

Board of Directors

RuMe Inc.

Centennial, Colorado

We have audited the accompanying financial statements of RuMe Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ACM LLP | Denver • Boulder • Northern Colorado • Laramie

303 East 17th Avenue, Suite 600 | Denver, Colorado 80203 | 303.830.1120 | www.acmllp.com | denver@acmllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RuMe Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018, 2017 and 2016 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 of the financial statements, the Company has experienced significant losses, negative cash flows from operations, and has an accumulated deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

ACM LLP

Denver, Colorado

November 15, 2019

www.acmllp.com

RuMe Inc.

Balance Sheets

December 31,	2018	2017
Assets
Current assets:
Cash and cash equivalents	$750,116	$42,602
Accounts receivable, net	652,305	1,589,550
Inventories, net	912,501	1,255,487
Prepaid expenses and other current assets	177,811	94,059
Total current assets	2,492,733	2,981,698

Property and equipment, net	406,773	533,725

Other long-term assets:
Intangible assets, net	10,577	9,160

Total other long-term assets	10,577	9,160
Total assets	$2,910,083	$3,524,583

Continued.

RuMe Inc.

Balance Sheets

December 31,	2018	2017
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$824,420	$2,130,449
Accrued expenses and other liabilities	907,648	1,067,312
Senior line of credit, net of loan costs	—	1,471,361
Capital lease obligations, current	46,951	47,661
Current portion of senior notes payable, net of discount and loan costs	—	1,765,160
Total current liabilities	1,779,019	6,481,943

Long-term liabilities:
Senior line of credit, non-current portion, net of loan costs	858,203	—
Senior notes payable, non-current portion, net of discount and loan costs	1,711,072	—
Accrued dividends	1,940,110	1,618,583
Subordinated related party note payable, net of discount	4,846,377	1,016,838
Capital lease obligations, non-current	—	46,283

Total liabilities	11,134,781	9,163,647

Commitments and contingencies

Stockholders’ deficit:
Series A preferred stock- $0.18 per share, $0.01 par value, 5,002,774 shares authorized, issued and outstanding; liquidation preference of $1,666,761	50,028	50,028
Series B preferred stock- $0.20 per share, $0.01 par value, 2,500,924 shares authorized, issued and outstanding; liquidation preference of $891,612	25,009	25,009
Series B-1 preferred stock- $0.20 per share, $0.01 par value, 4,999,076 shares authorized, issued and outstanding; liquidation preference of $1,782,236	49,991	49,991
Series C preferred stock- $0.1423 per share, $0.01 par value, 42,361,393 shares authorized, and 23,896,634 shares issued and outstanding; liquidation preference of $4,667,726	238,966	238,966
Common stock- $0.01 par value, 90,000,000 shares authorized; 5,910,048 (2018) and 14,597,549 (2017) shares issued and outstanding	59,100	145,975
Additional paid-in-capital	4,458,572	4,801,309
Accumulated deficit	(13,106,364)	(10,950,342)
Total stockholders’ deficit	(8,224,698)	(5,639,064)

Total liabilities and stockholders’ deficit	$2,910,083	$3,524,583

See independent auditor’s report and accompanying notes to the financial statements.

RuMe Inc.

Statements of Operations

Year Ended December 31,	2018	2017	2016
Sales, net of discounts, returns and allowances	$6,947,810	$12,614,960	$12,560,330

Cost of sales	4,429,108	8,476,741	6,660,901
Gross profit	2,518,702	4,138,219	5,899,429

Operating expenses:
Payroll expense	1,954,624	2,801,049	2,528,503
Sales, advertising and marketing	808,567	2,281,014	2,327,402
General and administrative	1,077,851	1,357,746	2,395,519
Research and development	16,151	46,988	18,856
Depreciation and amortization	94,170	130,875	124,338
Total operating expenses	3,951,363	6,617,672	7,394,618

Loss from operations	(1,432,661)	(2,479,453)	(1,495,189)

Other income (expense):
Other income (expense)	44,652	13,178	(46,072)
Interest expense	(768,013)	(703,438)	(244,007)
Total other expense, net	(723,361)	(690,260)	(290,079)

Net loss	$(2,156,022)	$(3,169,713)	$(1,785,268)

See independent auditor’s report and accompanying notes to the financial statements.

RuMe Inc.

Statement of Changes in Stockholders’ Deficit

	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock				Additional
	Series A		Series B		Series B-1		Series C		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2016	5,002,774	$50,028	2,500,924	$25,009	4,999,076	$49,991	23,896,634	$238,966	14,597,549	$145,975	$4,482,112	$(5,995,361)	$(1,003,280)
Stock based compensation	—	—	—	—	—	—	—	—	—	—	9,691	—	9,691
Dividends- non cash	—	—	—	—	—	—	—	—	—	—	(275,657)	—	(275,657)
Stock warrants issued in connection with debt	—	—	—	—	—	—	—	—	—	—	462,221	—	462,221
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,785,268)	(1,785,268)
Balance, December 31, 2016	5,002,774	50,028	2,500,924	25,009	4,999,076	49,991	23,896,634	238,966	14,597,549	145,975	4,678,367	(7,780,629)	(2,592,293)
Stock based compensation	—	—	—	—	—	—	—	—	—	—	12,652	—	12,652
Dividends- non cash	—	—	—	—	—	—	—	—	—	—	(297,710)	—	(297,710)
Stock warrants issued in connection with debt	—	—	—	—	—	—	—	—	—	—	408,000	—	408,000
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,169,713)	(3,169,713)
Balance, December 31, 2017	5,002,774	50,028	2,500,924	25,009	4,999,076	49,991	23,896,634	238,966	14,597,549	145,975	4,801,309	(10,950,342)	(5,639,064)
Stock based compensation	—	—	—	—	—	—	—	—	—	—	8,823	—	8,823
Dividends- non cash	—	—	—	—	—	—	—	—	—	—	(321,527)	—	(321,527)
Shares repurchased	—	—	—	—	—	—	—	—	(8,687,501)	(86,875)	(30,033)	—	(116,908)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,156,022)	(2,156,022)
Balance, December 31, 2018	5,002,774	$50,028	2,500,924	$25,009	4,999,076	$49,991	23,896,634	$238,966	5,910,048	$59,100	$4,458,572	$(13,106,364)	$(8,224,698)

See independent auditor’s report and accompanying notes to the financial statements.

RuMe Inc.

Statements of Cash Flows

Year Ended December 31,	2018	2017	2016
Cash flows from operating activities:
Net loss	$(2,156,022)	$(3,169,713)	$(1,785,268)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	234,786	243,459	202,690
Amortization	10,932	24,754	22,815
Amortization of debt discounts	208,822	435,942	106,858
Amortization of loan costs	124,448	30,238	—
Bad debt expense, net of recoveries	5,098	(4,043)	46,332
Inventory write-off expense and loss provisions	(60,000)	215,000	—
Interest paid-in-kind	279,539	95,632	21,205
Stock based compensation expense	8,823	12,652	9,691
Loss on disposal of property and equipment	1,419	23,115	—
Changes in operating assets and liabilities:
Accounts receivable	932,147	839,954	(1,572,886)
Inventories	402,986	(101,284)	368,908
Prepaid expenses and other assets	(83,752)	65,846	(104,490)
Accounts payable	(1,306,029)	226,414	390,918
Accrued expense and other liabilities	(159,664)	21,853	537,662

Net cash used in operating activities	(1,556,467)	(1,040,181)	(1,755,565)
Cash flows from investing activities:
Purchases of property and equipment	(109,253)	(223,021)	(207,282)
Acquisition of intangible assets	(12,349)	(6,969)	(8,543)

Net cash used in investing activities	(121,602)	(229,990)	(215,825)
Cash flows from financing activities:
(Repayments) advances on lines of credit, net	(642,398)	(463,789)	250,631
Proceeds from issuance of term loan debt	—	2,000,000	—
Proceeds from issuance of related party debt	3,550,000	—	900,000
Cash paid for loan costs	(85,524)	(123,804)	—
Repayments of long-term debt	(272,594)	(79,990)	(21,322)
Repayments of capital lease obligations	(46,993)	(45,154)	(42,750)
Repurchase of common stock	(116,908)	—	—

Net cash provided by financing activities	2,385,583	1,287,263	1,086,559

Net increase (decrease) in cash and cash equivalents	707,514	17,092	(884,831)
Cash and cash equivalents, at beginning of year	42,602	25,510	910,341
Cash and cash equivalents, at end of year	$750,116	$42,602	$25,510

Supplemental cash flow information:
Cash paid for interest	$168,035	$169,054	$104,969
Non-cash investing and financing activities:
Capital assets acquired through capital lease	$—	$—	$64,352
Debt discount on debt issued with warrants	$—	$408,000	$462,221
Annual accrual of dividends	$321,527	$297,710	$275,657

See independent auditor’s report and accompanying notes to the financial statements.

RuMe Inc.

Notes to Financial Statements

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

RuMe Inc. (the “Company” or “RuMe”) was incorporated in the State of Delaware in December 2010. The Company manufactures, distributes and sells reusable bags and accessories for environmentally and socially-conscious consumers. The Company sells both directly to consumers and through retailers for whom the Company is a contract manufacturer, as well as its branded products into the promotion products industry.

Basis of Accounting and Presentation

The financial statements of the Company are prepared on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

The most significant estimates relate to accounts receivable reserves, inventory overhead allocations and reserves, accruals, estimated useful lives of property and equipment, and inputs used to derive the fair value of warrants issued in connection with debt and fair value of stock-based compensation awards.

Cash and Cash Equivalents

The Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. Cash and cash equivalents are generally maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced losses related to these balances.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the invoice amount. Accounts receivable are generally unsecured customer obligations that typically require payment within 30 days from the invoice date. Payments of accounts receivable are applied to the specific invoices identified on the customer’s remittance advice or, if unspecified, to the earliest unpaid invoices.

The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts and includes consideration of the creditworthiness and financial condition of those specific customers. The Company records an allowance to reduce the specific

RuMe Inc.

Notes to Financial Statements

receivables to the amount that is reasonably believed to be collectible. The Company also records an allowance for receivables based on multiple factors including historical experience with bad debts, the financial condition of the Company’s customers, and the aging of such receivables. Amounts are considered past due based upon contractual terms. Accounts are written off when they are deemed uncollectible, based on management’s judgement. At December 31, 2018 and 2017, the allowance for doubtful accounts was approximately $25,000 and $32,000, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or net realizable value, including provisions for obsolescence commensurate with known or estimated exposures, and consist primarily of components, packaging and finished products purchased for resale. Inventories are shown net of a valuation reserve of approximately $240,000 and $300,000 at December 31, 2018 and 2017, respectively. The cost of inventories includes purchased materials, direct and indirect labor, and manufacturing overhead costs. At December 31, 2018 and 2017, inventory includes purchased materials, some of which are saleable to customers. At December 31, 2018 and 2017, work-in-process inventories were de minimis.

The Company maintains reserves for excess and obsolete inventories to reflect inventories at the lower of its stated cost or net realizable value. The estimate for excess and obsolete inventories is based upon management’s assumptions about future demand and market conditions. Based upon current market information, management believes the reserves for excess and obsolete inventory are adequate at December 31, 2018 and 2017.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which ranges from 3-7 years. Leasehold improvements are depreciated over the lesser of the related lease term or the estimated useful life of the asset. For the years ended December 31, 2018, 2017 and 2016, depreciation expense was approximately $235,000, $243,000, and $203,000 respectively. For the years ended December 31, 2018, 2017 and 2016, depreciation expense included in cost of sales was approximately $151,000, $137,000 and $102,000, respectively.

Intangible Assets

Intangible assets primarily consist of website and software development costs. The Company follows the provisions in the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, for capitalizing software costs. Costs incurred during the application development stage are capitalized, and costs incurred during the preliminary project and the post-implementation stages are expensed as incurred. Capitalized software through December 31, 2018, represents costs paid to third parties for development activities. Capitalized software costs are amortized using a straight-line method over the estimated useful life of approximately 3 years. Amortization begins when the products are ready for their intended use. For the years ended December 31, 2018, 2017 and 2016, amortization expense was approximately $11,000, $25,000 and $23,000, respectively.

RuMe Inc.

Notes to Financial Statements

Impairment of Long-Lived Assets

ASC 360-10, Property Plant, and Equipment requires that long-lived assets, such as property and equipment and intangibles subject to amortization, be reviewed at least annually for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. Specifically, management projects undiscounted cash flows expected over the period to be benefited. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management’s best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized is permanent and may not be restored. The Company determined that no impairment occurred as of December 31, 2018 and 2017.

Accrued Dividends

The Company accrues dividends in accordance with the amended and restated articles of incorporation. The Company is not obligated to pay such accruing dividends unless a liquidation event occurs, or other criteria are met, as defined. As such, accrued dividends are recorded as long-term in the accompanying balance sheets. Further, payment of accrued dividends maybe restricted by terms of loan agreements.

Revenue Recognition

On January 1, 2018, the Company adopted FASB ASC 606, Revenue from Contracts with Customers and all the related amendments (the “new revenue standard”) with respect to all contracts using the modified retrospective method. The Company accounts for revenue in accordance with the new revenue standard, which requires the Company to recognize revenue in a manner which depicts the transfer of goods or services to its customers at an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company sells both directly to consumers and through retailers for whom the Company is a contract manufacturer, as well as its branded products into the promotion products industry.

Prior to the adoption of the new standard, the Company recognized substantially all of its revenue from contracts with customers at a point in time, which was generally when the goods were shipped to or received by the customer, title and risk of ownership had passed, the price to the buyer was fixed or determinable and collectability was reasonably assured (net of estimated returns rebates, allowances and discounts).

Under the new revenue standard, the Company is required to recognize revenue over time for its product contract manufacturer services as the Company’s performance does not create an asset with an alternative use to the Company and the entity has an enforceable right to payment for performance completed to date, at all times during the contract term if the customer terminates the contract for reasons other than the Company’s nonperformance. However, the Company records revenue at a point in time for these transactions as the period of time between

RuMe Inc.

Notes to Financial Statements

processing an order and shipment are not significant, and timing of revenue recognition does not result in a material difference. Revenue for all other contracts with customers will continue to be recognized at a point in time, similar to the recognition prior to the adoption of the new revenue standard.

A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Most of the Company’s contracts consists of single performance obligation arrangements for which the transaction price for a given product sold is equivalent to the price quoted for the product, net of any stated discounts or allowances applicable at a point in time.

The Company also derives revenue to a lesser extent from licensing of the RuMe trademarks with consideration in the form of sales-and usage-based royalties, from one customer contract that commenced in 2018. Revenue is recognized at the later of when (or as) the subsequent sale or usage occurs.

The Company has elected to exclude from measurement of the transaction price all taxes (e.g., sales, use, value added and certain excise taxes) that are assessed by a governmental authority in connection with a specific revenue-producing transaction and collected by the Company from the customer. Accordingly, the Company recognizes revenue net of sales taxes. The revenue and cost for freight and shipping is recorded when control over the sale of goods passes to the Company’s customers.

The Company offers assurance-type warranties for its products and does not have any material separate performance obligations related to these warranties. The Company’s historical rates of return are insignificant as a percentage of sales and, as a result, the Company does not record a reserve for returns at the time the Company recognizes revenue.

The Company has elected the practical expedient detailed at ASC 606-10-50-13, whereas revenue for unsatisfied performance obligations that will be billed in future periods has not been disclosed.

The Company does not have material amounts of contract assets. Applying the practical expedient in ASC 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred since the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs include certain sales commissions and incentives, which are included in operating expenses, and are payable only when associated revenue has been collected and earned by the Company.

Contract liabilities consist of customer deposits and deferred revenue. The Company recognizes revenue when the performance obligation is satisfied. For the year ended December 31, 2018, the Company recognized revenue of approximately $36,000 related to the deferred revenue at January 1, 2018.

The Company did not record any adjustments to the financial statements as part of the adoption of ASC 606.

RuMe Inc.

Notes to Financial Statements

The following table summarizes the Company’s revenue by source:

Year Ended December 31,	2018	2017	2016
Product and contract manufacturing sales	$6,642,713	$12,146,383	$11,859,042
License revenue	181,741	—	—
Shipping and handling	88,014	199,678	489,547
Other	35,342	268,899	211,741
Total sales, net	$6,947,810	$12,614,960	$12,560,330

Research and Development

Research and development costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred and total approximately $113,000, $895,000 and $1,340,000 for the years ended December 31, 2018, 2017 and 2016, respectively.

Income Taxes and Uncertain Tax Positions

The Company accounts for income taxes under ASC 740, Accounting for Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is required to the extent it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance related to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more likely than not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. The Company performs a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740. Based upon this review, the Company did not recognize any material uncertain tax positions for the years ended December 31, 2018, 2017 and 2016. The Company’s tax returns for 2016 forward are subject to examination by the Internal Revenue Service and state taxing authorities. Penalties and interest, if any, would be reflected in operating expenses.

RuMe Inc.

Notes to Financial Statements

Deferred Loan Costs

Deferred loan costs have been capitalized on the accompanying balance sheets, and in accordance with GAAP, are presented as a reduction of the corresponding debt liability. Loan costs are amortized using the straight-line method (which approximates the effective interest method) over the term of the respective borrowing agreement, unless the debt obligation is terminated earlier, in which case the remaining costs are expensed in the period of termination. The Company incurred loan costs in connection with the senior line of credit and senior notes payable of approximately $86,000, $124,000 and $0 during the years ended December 31, 2018 2017 and 2016, respectively. Deferred loan costs, net of accumulated amortization, were approximately $55,000 and $93,000 at December 31, 2018 and 2017, respectively. Amortization of deferred loan costs for the years ended December 31, 2018, 2017 and 2016 was approximately $124,000, $30,000 and $0, respectively.

Deferred Rent Liability

For leases that contain escalations and free rent abatement, the Company records the total rent expense over the initial lease term on a straight-line basis. Any difference between minimum rent and straight-line rent is recorded as a liability within accrued expenses and other liabilities in the accompanying balance sheets.

Stock-Based Compensation

The Company follows standards established by ASC 718-10, Compensation- Stock Compensation (“ASC 718”), which requires that share-based payments be accounted for using a fair-value-based method. Accordingly, compensation cost for options are recognized on a straight-line basis over the requisite service (vesting) period for the entire award. The fair value of restricted stock awards is based on the estimated value of the Company’s common stock on the date of the award.

Fair Value of Financial Instruments

The Company follows the accounting guidance prescribed in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”). Among other requirements, ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosure about the use of fair value to measure assets and liabilities. ASC 825 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”) and requires an entity to report in earnings at each subsequent reporting date those unrealized gains and losses on items for which the fair value option has been elected.

Fair value is a market-based measure considered from the perspective of a market participant that holds the asset or owes the liability, rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability on a measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the

RuMe Inc.

Notes to Financial Statements

observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•      Level 1: Observable inputs, such as quoted prices in active markets for identical assets or liabilities to which the Company has access at a measurement date;

•                  Level 2: Observable inputs other than Level 1 quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•                  Level 3: Unobservable inputs for which little or no market data exists, and for which the Company must develop its own assumptions regarding the assumptions that market participants would use in pricing the asset or liability, including assumptions regarding risk.

Because of inherent uncertainties in the valuation of assets or liabilities for which there are no observable inputs, those estimated fair values may differ significantly from the values that may have been used had a ready market for the assets or liabilities existed.

The following summarizes the Company’s fair value hierarchy:

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Stock warrants issued in 2017	$—	$—	$408,000	$408,000
Total	$—	$—	$408,000	$408,000

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Stock warrants issued in 2016	$—	$—	$462,221	$462,221
Total	$—	$—	$462,221	$462,221

See Note 11 for further information on stock warrants issued during the years ended December 31, 2017 and 2016. No stock warrants were issued during the year ended December 31, 2018.

RuMe Inc.

Notes to Financial Statements

New Accounting Pronouncements - Adopted in 2018

On January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 (Topic 606), Revenue from Contracts with Customers and all the related amendments (“ASC 606” or the “new revenue standard”) to all contracts and elected the modified retrospective method. The results for periods before 2018 were not adjusted for the new revenue standard and the cumulative effect of the change in accounting was de minimis at the date of adoption.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718) — Scope of Modification Accounting, to clarify when to account for a change to the terms or conditions of share-based payment award as a modification. Under the new standard, modification is required only if the fair value, the vesting conditions, or the classification of an award as equity or liability changes as a result of the change in terms or conditions. The amendments are effective for all entities for annual periods beginning after December 15, 2017 and will be applied prospectively.

The Company adopted ASU 2017-09 on January 1, 2018, and the impact of adoption was de minimis.

New Accounting Pronouncements - Future Adoption

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements in Topic 820. The amendment will be effective for reporting periods beginning after December 15, 2019, and early adoption is permitted. The Company is currently assessing the impact of the ASU on its results of operations, cash flows and financial position.

In June 2018, the FASB adopted ASU 2018-07, Compensation - Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include all share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 specifies that Topic 718 applies to all share-based payment transactions in which the grantor acquires goods and services to be used or consumed in its own operations by issuing share-based payment awards. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer, or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606. ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted, but no earlier than the Company’s adoption of ASC 606. The Company does not believe the adoption of this new accounting guidance will have a material impact on its results of operations, cash flows and financial position.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are

RuMe Inc.

Notes to Financial Statements

recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its results of operations, cash flows and financial position.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

2.              GOING CONCERN AND MANAGEMENT’S PLAN

The Company’s financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced significant losses, negative cash flows from operations, and has an accumulated deficit. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is contingent upon its ability to increase sales of its products, attain profitable operations and raise additional capital to fund operations. Management’s plan to attain profitability includes growth within contract manufacturing revenue, increasing effectiveness of online advertising and corresponding online revenues, executing strategic transactions, and restructuring of operations personnel and diversification of suppliers to reduce costs. There can be no assurances that the Company will be successful in these efforts or will be able to resolve its liquidity issues or attain profitability.

At various times in 2018, the Company received advances under its various senior and subordinated lending arrangements (see Notes 5 and 6). In 2019, the Company refinanced its senior lending arrangement with another lender, under a long-term basis (see Note 14).

Should the above plans not provide adequate funding for ongoing operations, the Company will be required to obtain additional capital which may or may not be available to the Company.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability of and classification of assets and the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

RuMe Inc.

Notes to Financial Statements

3.              PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

December 31,	2018	2017
Printers and printing equipment	$726,245	$672,724
Molds	118,040	105,390
Office furniture, fixtures and equipment	38,071	38,071
Computers and computer software	112,845	90,452
Warehouse equipment	129,000	110,289
Leasehold improvements	70,500	70,500
	1,194,701	1,087,426
Less accumulated depreciation	(787,928)	(553,701)
Total property and equipment, net	$406,773	$533,725

4.              ACCRUED EXPENSES AND OTHER LIABLITIES

Accrued expenses and other liabilities consisted of the following as of:

December 31,	2018	2017
Accrued salaries, bonus and benefits	$118,086	$292,200
Deferred revenue and customer deposits	12,369	47,474
Gift card liability	65,393	64,859
Accrued trade payables and other	592,320	559,225
Deferred rent liability	119,480	103,554

Total accrued expenses and other liabilities	$907,648	$1,067,312

5.              SENIOR LINE OF CREDIT

The Company had a $2,000,000 operating line of credit with a financial institution, which expired on September 30, 2017. The line of credit bore interest at the prime rate plus 2.0%, payable monthly, was secured by all the Company’s assets, and was subject to various financial and other covenants and was guaranteed the Company’s majority investor for up to $1,000,000.

The operating line of credit was amended in September 2017 to reduce the amount available to borrow from $2,000,000 to $1,500,000, extend the maturity date to September 30, 2018 and modify the interest rate to a 30-day LIBOR rate plus 3.25%, payable monthly (5.75% at December 31, 2018). In addition, certain financial and other covenants that were not met through 2017 or at the September 2017 amendment date were waived. Amounts borrowed were subject to a borrowing base, based on certain qualified accounts receivable and inventory, as defined. The amendment also required the Company to reduce the outstanding balance to $0 for 30 consecutive days each fiscal year, beginning with the year ending December 31, 2018 (“Resting Obligation”).

RuMe Inc.

Notes to Financial Statements

In May 2018, the operating line of credit was again amended to reduce the outstanding balance to $1,375,000, further reduce the maximum available amount to borrow to $1,250,000 commencing on January 30, 2019 and extend the maturity date to April 30, 2019. The operating line of credit was secured by substantially all assets of the Company and an irrevocable standby letter of credit in the amount of $2,000,000, provided by the Company’s majority investor on behalf of the Company.

At December 31, 2018, the outstanding balance was $858,203, less unamortized loan costs of $0 for a net carrying value of $858,203. At December 31, 2017, the outstanding balance was $1,500,601, less unamortized loan costs of $29,240 for a net carrying value of $1,471,361.

The Company failed to comply with virtually all of the covenant requirements and at times exceeded the maximum borrowings available and was not in compliance with certain covenants as of December 31, 2018 and 2017. As a result, the Company entered into a forbearance agreement with the creditor in both May 2018 and October 2018 (See Note 6).

In March 2019, the financial institution that provided the senior line of credit notified the Company that the debt was being called due to the Company’s existing defaults. The senior line of credit was fully repaid and replaced with a new $500,000 senior credit facility with a new creditor in April 2019 (see Note 14).

6.              DEBT

Senior Notes Payable

The Company has an equipment term note payable with a maturity date of October 1, 2019. The note payable bore interest at the prime rate plus 0.50% (6.00% at December 31, 2018) and was payable monthly through maturity. Principal repayments commenced on November 1, 2016 with 36 monthly principal repayments through maturity. The outstanding balance on the note payable was $73,314 and $156,908 at December 31, 2018 and 2017, respectively.

In September 2017, the Company added another term loan with a principal balance of $2,000,000 with the same lender that required interest payable monthly at the 30-day LIBOR rate plus 2.25% (4.60% at December 31, 2018), commencing October 31, 2017 through maturity on August 31, 2019. On or before January 17, 2018, the Company was required to make a $500,000 principal payment, and commencing on February 28, 2018, the term loan required monthly principal payments of $31,500, with a balloon payment due at maturity for the unpaid principal balance. The outstanding balance on the note payable at December 31, 2018 was $1,811,000, less a discount of $118,600 (see Note 11) and less unamortized loan costs of $59,392 for a net carrying value of $1,633,008. The outstanding balance on the note payable at December 31, 2017 was $2,000,000, less a discount of $327,422 and less unamortized loan costs of $64,326 for a net carrying value of $1,608,252. In addition, certain financial and other covenants were not met through the September 2017 amendment date and were waived.

RuMe Inc.

Notes to Financial Statements

The term loan was secured by substantially all assets of the Company and also secured by an irrevocable standby letter of credit in the amount of $2,000,000, provided by the Company’s majority investor on behalf of the Company. In connection with the standby letter of credit requirement, the Company granted warrants to its majority investor (See Note 11).

In May 2018, the Company amended the term loan to increase the borrowed amount by $500,000 and reduce the required principal repayments from March 2018 through December 2018 from $31,500 to $15,750. Commencing January 2019, the Company was required to make monthly principal payments of $31,500, with a balloon payment due at maturity for the unpaid principal balance.

In connection with the May 2018 senior line of credit and senior term loan amendments, the Company and its creditor entered into a forbearance agreement for the Company’s failure to meet its debt service coverage financial covenant at quarters ending December 31, 2017 and March 31, 2018 and as a result of receiving line of credit advances exceeding its January 31, 2018 borrowing base. Further, it was anticipated that the Company would be unable to comply with the Resting Obligation requirement of the senior line of credit at December 31, 2018. The Creditor had agreed to forbear from exercising its rights or remedies as a result of the Company’s debt service coverage covenant default through March 31, 2019, and any default under the Resting Obligation requirement provided (1) there are no further defaults or events of defaults under the amended agreements, (2) the Company meets certain quarterly tangible net worth requirements commencing March 31, 2018 through March 31, 2019, as defined, and (3) the outstanding balance of the operating line of credit does not exceed $800,000 for 30 consecutive days during the period from the May 2018 amendment through March 2019. The Company has not complied with certain of these requirements.

In October 2018, the Company again amended the terms of its senior debt facilities to amend the borrowing base requirements and entered into yet another forbearance agreement. In addition to the defaults cited in the previous amendments, the Company had failed to comply with the term loan principal payment requirements. The creditor agreed to forbear from exercising its rights or remedies on the condition that its majority investor provide the Company with an additional $1 million in advances under the subordinated note payable, and a total of $1.6 million in advances under a subordinated revolving note payable prior to December 31, 2018. Further, the forbearance agreement required that (1) there are no further defaults or events of defaults under the amended agreements, (2) the Company meets certain quarterly tangible net worth requirements commencing June 30, 2018 through March 31, 2019, as defined, and (3) the outstanding balance of the operating line of credit does not exceed $800,000 for 30 consecutive days during the period from the October 2018 amendment through March 2019. The Company has not complied with certain of these requirements.

In March 2019, the financial institution that provided the senior note payable notified the Company that the debt was being called due to the Company’s existing defaults. The senior note payable was fully repaid and replaced with a new $2.5 million senior credit facility with a new creditor in April 2019 (see Note 14).

RuMe Inc.

Notes to Financial Statements

Future scheduled payments of long-term debt, based on the new 2019 senior credit facility contractual maturities (see Note 14), are as follows:

Year Ended December 31,
2019	$—
2020	—
2021	2,500,000
Total	$2,500,000

Related Party Debt

At December 31, 2018 and 2017, the outstanding balance of subordinated related party debt, including accrued interest, was as follows:

December 31,	2018	2017
Subordinated related party note payable	$3,000,000	$900,000
Subordinated related party note payable- accrued interest	353,464	116,838
Subordinated related party revolving note payable	1,450,000	—
Subordinated related party revolving note payable- accrued interest	42,913	—
Total	$4,846,377	$1,016,838

Subordinated note payable

In October 2016, the Company entered into a subordinated note payable with its majority investor for $900,000, originally maturing in October 2017. The subordinated note payable provides for interest at 10% per annum compounded quarterly made as payment-in-kind by adding to the principal balance outstanding. In connection with the subordinated note payable in October 2016, the Company also entered into a warrant agreement as discussed in Note 11.

In September 2017, the subordinated note payable was extended to September 2019. No additional warrants were issued with the extension.

At various times in 2018, the subordinated note payable was amended to allow for and fund additional advances of $2.1 million and to extend the maturity date to March 31, 2020. In April 2019, the subordinated note payable was amended to extend the maturity date to July 31, 2021 (see Note 14).

Subordinated delayed draw note payable

In September 2017, the Company entered into a subordinated delayed draw promissory note with its majority investor to borrow up to $2 million, as defined, and payable at maturity on September 22, 2018. Interest was charged at 10% per annum, compounded quarterly, payable on the first business day of each calendar quarter. To date, no amounts were advanced and the subordinated delayed draw promissory note has expired.

RuMe Inc.

Notes to Financial Statements

Subordinated delayed revolving note payable

In August 2018, the Company entered into a subordinated revolving note payable with its majority investor for up to $600,000. The subordinated revolving note payable provides for interest at 10% per annum compounded quarterly made as payment-in-kind by adding to the principal balance outstanding. In October 2018, the Company amended the subordinated revolving note payable, increasing the total amount available to be advanced to $1.6 million. In 2019, the Company again amended the subordinated revolving note payable, increasing the total amount available to be advanced to $2.2 million (see Note 14). The maturity date of the subordinated revolving note payable is currently March 31, 2021.

7.              CAPITAL LEASE OBLIGATIONS

The Company has two equipment leases which qualified for capital lease treatment and provide for monthly payments ranging from approximately $1,500 to $2,700, expiring through January 2020.

Future minimum payments due under the capital leases are as follows:

Year Ending December 31,
2019	$47,191
2020	727
47,918
Less amounts representing interest	967
Capital lease liability	46,951
Current portion	46,951
Capital lease liability, non-current portion	$—

At December 31, 2018 and 2017, property and equipment include gross assets acquired under capital leases of approximately $211,000. At December 31, 2018 and 2017, accumulated depreciation was approximately $171,000 and $125,000, respectively. For each of the years ended December 31, 2018, 2017 and 2016, depreciation expense was approximately $45,000.

8.              COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leased office space under various lease arrangements, which provided for monthly rent payments ranging from approximately $4,400 to $9,600 through June 2017. Total rent expense under this office lease amounted to approximately $48,000 and $104,000 for the years ended December 31, 2017 and 2016, respectively.

In May 2016, the Company executed a new office lease which provides for monthly rent payments ranging from approximately $21,000 to $29,000 plus common area maintenance charges through December 2023, which commenced in October 2016. A letter of credit for the

RuMe Inc.

Notes to Financial Statements

amount of $300,000, expiring in September 2019, was provided by the Company’s majority investor as the initial security deposit. Total rent expense under this office lease amounted to approximately $285,000, $285,000, and $71,000 for the years ended December 31, 2018, 2017 and 2016, respectively.

Future minimum rental payments under the new office lease described above, are as follows:

Year Ended December 31,
2019	$281,311
2020	295,034
2021	308,756
2022	322,479
2023	336,201

$1,543,781

Contingencies

The Company sources substantially all of its products internationally. Compliance with applicable U.S. and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws and foreign exchange controls increases the cost of doing business in foreign jurisdictions. The Company’s financial condition and operating results also could be significantly affected by other risks associated with international activities including, but not limited to, economic and labor conditions, increased duties, tariffs, taxes and other costs, political instability and changes in the value of the U.S. dollar versus local currencies.

The Company is currently in the process of evaluating its domestic tax filings relating to employment tax obligations. As of the date the financial statements were available to be issued, management has determined that an unfavorable outcome is probable of occurring. As a result, the Company has recorded an accrual of approximately $51,000 as of December 31, 2018 and 2017. As more information becomes available or such obligations are settled, an adjustment to this estimate as of December 31, 2018 could occur and such adjustment could be material.

The Company is involved in various legal proceedings and claims from time to time, arising from the normal course of business activities. The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Those provisions are reviewed at least annually and adjusted to reflect the impacts negotiations, estimated settlements, legal rulings, advice of legal counsel, insurance coverage and other information and events pertaining to a particular matter. In management’s opinion, resolution of all current matters are not expected to have a material adverse impact on the Company’s results of operations, cash flows, or financial position. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect the Company’s future results of operations or cash flows, or both for a particular year.

RuMe Inc.

Notes to Financial Statements

Settlement Agreements

In May 2018, the Company and prior landlord entered into a settlement agreement for approximately $70,000, relating to disputed charges arising from damages, repairs and other administrative fees upon the Company vacating the premise in 2017. The settlement was payable in four monthly installments commencing from the execution date and shall accrue interest at the rate of 8% per annum until paid in full. As of December 31, 2017, $70,000 was included in accrued expenses and other liabilities in the accompanying balance sheets. Such amounts were paid in full by August 2018.

In May 2018, the Company and a former employee entered into a settlement agreement to resolve a dispute over bonuses owed from 2015 for $96,000. The settlement is payable as follows: $24,000 payable at execution of the settlement agreement, $24,000 by May 31, 2018, six monthly installment payments of $6,000 from June 2018 through November 2018 and one final payment of $12,000 prior to December 31, 2018. As of December 31, 2017, $96,000 was included in accrued expenses and other liabilities in the accompanying balance sheets. All amounts were paid, as required.

In September 2018, the Company and three former employees and founding shareholders entered into a settlement agreement to repurchase 8,687,501 common shares, and 3,517,032 of stock options for a combined amount of approximately $117,000. In connection with the settlement agreement, the Company entered into a consulting agreement with two of the former employees and founding shareholders that provides for installment payments not to exceed $175,000 through July 2019, as defined. As of December 31, 2018, $98,000 was included in accrued expenses and other liabilities in the accompanying balance sheets for the remaining payments owed under the agreement.

Concentrations

Customers

At December 31, 2018 two customers accounted for approximately 95% of total accounts receivable. For the year ended December 31, 2018, two customers accounted for approximately 56% and 11% of total sales, respectively.

At December 31, 2017 one customer accounted for approximately 66% of total accounts receivable. For the year ended December 31, 2017, two customers accounted for approximately 36% and 15% of total sales, respectively.

For the year ended December 31, 2016, two customers accounted for approximately 35% and 21% of total sales, respectively.

RuMe Inc.

Notes to Financial Statements

Vendors

The Company is dependent on its relationships with certain foreign suppliers, and the ability of those suppliers to provide products on a timely basis and on favorable pricing terms. During the years ended December 31, 2018, 2017 and 2016, three, one and two foreign suppliers accounted for approximately 67%, 50% and 70% of total product purchases, respectively. The loss of one of these suppliers or a significant reduction in product availability could have a material adverse effect on the Company; however, the Company believes that its relationships with its suppliers are satisfactory. The Company historically has not experienced inadequate supply from its foreign suppliers. Additionally, the implementation of more restrictive trade policies, including those related to tariffs and trade barriers, or renegotiation of existing trade agreements in the U.S. or countries of the Company’s foreign suppliers could negatively impact the Company’s business, results of operations and financial condition.

9.              EQUITY

Amended Certificate of Incorporation

Based upon the amended and restated articles of incorporation, in September 2017, the total number of common and preferred stock that the Company is authorized to issue is 90,000,000 and 54,864,167, respectively. The authorized preferred stock by series is summarized as follows: 5,002,774 shares to be designated as Series A Preferred Stock; 2,500,924 shares to be designated as Series B Preferred Stock; 4,999,076 shares to be designated as Series B-1 Preferred Stock; and 42,361,393 shares to be designated as Series C Preferred Stock.

The Series A Preferred, Series B Preferred, Series B-1 Preferred and Series C Preferred are collectively referred to as “Preferred Stock.”

Dividend Provisions

The Company shall declare all dividends pro rata on the common stock and the Preferred Stock. The right to dividends on Series A, Series B and Series B-1 Preferred Stock shall be cumulative, and shall accrue whether or not declared, at an annual rate of 8.0% per annum. At December 31, 2018 and 2017, cumulative unpaid dividends accrued by the Company totaled $1,940,110, and $1,618,583, respectively, and such amounts are shown as a long-term liability in the accompanying balance sheets. Rights to dividends on the Series C Preferred Stock are not cumulative and no right shall accrue to these holders, unless declared, in accordance with the amended and restated articles of incorporation.

Voting

The holders of the common stock are entitled to one vote for each share of common stock. Each holder of the shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could be converted.

RuMe Inc.

Notes to Financial Statements

Conversion Provisions

Each share of Preferred Stock shall be convertible, at the option of the holder at any time, into fully-paid and non-assessable shares of common stock. The number of shares convertible shall equal the original issuance price divided by the conversion price (as defined) in effect at the time of conversion. The conversion price for the Series A Preferred Stock shall initially be $0.18. The conversion price for the Series B and B-1 Preferred Stock shall initially be $0.20. The conversion price for the Series C Preferred Stock shall initially be $0.14. Additionally, each share of Preferred Stock shall be automatically convertible into fully-paid and non-assessable shares of common stock upon a vote of the majority of voting powers, or public offering and sale of common stock at least five times greater than the conversion prices resulting in at least $25,000,000 of proceeds.

Adjustment of the Conversion Provisions

In the event the Company shall issue additional shares of common stock for less than the Series C Preferred Stock conversion price, the conversion price shall be reduced to the consideration per share received. In the event the Company shall issue additional shares of common stock for less than the Series A, Series B and/or Series B-1 Preferred Stock conversion price, the conversion price shall be reduced to a price based on a specific formula, as defined in the amended and restated articles of incorporation dated September 2017.

The financial statements do not reflect the fair value of the embedded features for the potential adjustment of the conversion price because the conversion instrument is not indexed to the Company’s own stock.

Redemption Provisions

The Preferred Stock is not redeemable at the option of the holders.

Liquidation Preference

The Preferred Stock are subject to certain liquidation preferences, as defined in the amended and restated articles of incorporation, that results in the following order of preference: first to the Series C Preferred Stock holders equal to the original issue price (including all declared and unpaid dividends); second to the Series A, Series B and Series B-1 Stock equal to the original issuance price (including all unpaid accruing dividends); and lastly to the common stock holders.

10.       STOCK OPTIONS

In 2011, the Company adopted an incentive stock option plan (the “Plan”) for management and key employees, which provided for the issuance of up to approximately 7.6 million shares of common stock. During June 2017, the Company increased the number of shares available to issue under the Plan to approximately 9.1 million shares of common stock. The Plan provides for the grant of the following stock awards: incentive stock options, non-statutory stock options, restricted and unrestricted stock awards. Under the terms of the Plan, options are granted at a

RuMe Inc.

Notes to Financial Statements

price not less than the estimated fair market value of the shares at the date of grant. The number and terms of options granted under the Plan are determined by the Board of Directors when granted. Options are exercisable for a period determined by the Board of Directors, generally not more than 10 years following the date of grant.

The Company estimates the fair value of each stock option using the Black-Scholes option pricing model under ASC 718 using the following assumptions for 2017 grants:

Year Ended December 31, 2017
Dividend yield	0%
Expected volatility	32.82-33.02%
Risk-free interest rates	2.07-2.09%
Expected term in years	6.00

No awards were granted during the years ended December 31, 2018 or December 31, 2016.

Dividend Yield

The Black-Scholes valuation model includes a single expected dividend yield as an input. Historically, the Company has not issued any dividends.

Expected Volatility

The Company does not maintain an internal market for its shares. The Company uses the volatility of peer group public companies to estimate the volatility assumption used in the Black-Scholes option pricing model.

Risk-Free Interest Rates

The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the U.S. Treasury yield curve in effect at the time of the grant.

Expected Term of Option

The expected term of the awards granted represents the period of time the awards are expected to be outstanding.

Expected Forfeitures

The Company accounts for forfeitures as they occur, in accordance with adoption of ASU 2016-09.

RuMe Inc.

Notes to Financial Statements

A summary of stock options issued is presented below:

		Weighted	Weighted Average
		Average	Remaining Contract
	Shares	Exercise Price	Term (In Years)
Outstanding at January 1, 2016	7,291,087	$0.14	8.29
Granted	—	—
Expired/Forfeited	—	—
Outstanding at December 31, 2016	7,291,087	0.14	7.52
Granted	1,639,894	0.09
Expired/Forfeited	(645,088)	0.11
Outstanding at December 31, 2017	8,285,893	0.13	6.93
Granted	—	—
Expired/Forfeited	(7,393,246)	0.14
Outstanding at December 31, 2018	892,647	$0.09	8.59
2018	446,324	$0.09	8.59

The following table summarizes information about the Company’s unvested options:

		Weighted Average
		Grant Date Fair
	Unvested Shares	Value
Unvested at January 1, 2016	2,540,079	$0.010
Granted	—	—
Vested	(1,172,344)	0.008
Unvested at December 31, 2016	1,367,735	0.011
Granted	1,639,894	0.028
Vested	(1,618,668)	0.013
Forfeited	(645,088)	0.028
Unvested at December 31, 2017	743,873	0.030
Granted	—	—
Vested	(297,550)	0.030
Unvested at December 31, 2018	446,323	$0.030

For the years ended December 31, 2018, 2017 and 2016, stock-based compensation expense was approximately $9,000, $13,000 and $10,000, respectively. The total unrecognized compensation cost related to non-vested stock options granted was approximately $13,000 as of December 31, 2018 and is expected to be recognized over a weighted-average period of approximately two years.

RuMe Inc.

Notes to Financial Statements

11.       WARRANTS

In connection with the irrevocable standby letter of credit in the amount of $2 million obtained from the Company’s majority investor on behalf of the Company, the Company granted a warrant to purchase 7,857,344 shares of Series C Preferred Stock to its majority investor. The warrant agreement was executed in September 2017, provides for an exercise price of $0.01 a share, and expires after 10 years.

In connection with the subordinated loan agreement entered into in October 2016, the Company granted a warrant to its majority investor to purchase 10,344,210 shares of Series C Preferred Stock. The warrant agreement was executed in October 2016, provides for an exercise price of $0.01 a share, and expires after 10 years.

The Company recorded a debt discount of approximately $408,000 and $462,000 for the warrants granted in 2017 and 2016, respectively, equal to the fair value of the warrants at date of issuance, based on a waterfall model, assuming the shares will be converted to common shares. The debt discounts are being amortized to interest expense using the effective interest method over the original term of the respective borrowing arrangement. For the years ended December 31, 2018, 2017 and 2016, amortization expense of the debt discounts were approximately $209,000, $436,000 and $107,000, respectively.

12.       INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act was enacted into law. This U.S. tax reform contains several key provisions including the reduction of the U.S. federal corporate income tax rate to 21% effective January 1, 2018, as well as a variety of other changes including the limitation of the tax deductibility of interest expense, acceleration of expending certain business assets, and reductions in the amount of executive pay that could qualify as a tax deduction. As a result of the change in the corporate tax rate, the Company remeasured its deferred taxes as of December 31, 2017 based on the rate at which they are expected to reverse in the future, and recorded a reduction in net deferred taxes of approximately $764,000 (offset by a full valuation allowance in the same amount). This remeasurement and interpretation of the new law is provision subject to clarifications of the provision of the new legislation and final calculations. Any future changes to the Company’s provisional estimated impact on the U.S. tax reform will be reflected as a change in estimate in the period in which the change in estimate is made in accordance with Staff Accounting Bulletin No. 118 (“SAB 118”), Income Tax Accounting Implications of the Tax Cuts and Jobs Act. SAB 118 allows for remeasurement period of up to one year after the enactment date of the U.S. tax reform to finalize the recording of the related tax impacts.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Any differences between the statutory rate and the actual rate are the primarily the result of changes in the valuation allowance and other permanent differences.

RuMe Inc.

Notes to Financial Statements

The Company generated Federal net operating losses of approximately $1.8 million during the year ended December 31, 2018 and has cumulative net operating losses of approximately $6.9 million, which will expire, if not utilized, beginning in 2033. However, net operating losses generated in 2018 forward do not expire but may only be used against taxable income to 80%.

Further, certain limitations may apply to the amount of net operating losses that can be used to offset future taxable income due to certain ownership changes, as defined in Section 382 of the Internal Revenue Code.

Net operating losses often result in deferred tax benefits in accordance with GAAP. However, in assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the uncertainty of the realization of certain benefits at this time, the Company has provided for a full valuation allowance against the deferred tax assets.

Significant components of the Company’s net deferred income taxes are as follows:

December 31,	2018	2017
Non-current deferred tax assets (liabilities):
Allowance for bad debt expense and inventory reserves	$65,400	$81,900
Accrued expenses	42,100	73,100
Other	12,500	12,500
Intangible assets and other	92,900	(13,000)
Property and equipment	(6,400)	(28,800)
Net operating losses	1,705,000	1,260,200
Total non-current deferred taxes, net	1,911,500	1,385,900
Valuation allowance	(1,911,500)	(1,385,900)
Net deferred taxes	$—	$—

For the years ended December 31, 2018, 2017 and 2016, the Company did not recognize significant interest or penalties resulting from income taxes.

13.       RELATED PARTY TRANSACTIONS

The Company has debt and equity transactions with the majority investor that are described in Notes 6, 9 and 11.

The majority investor has provided guarantees and letters of credit on the Senior credit facilities and the operating lease as described in Notes 5, 6 and 8. The majority investor has received warrants for some of those guarantees as described in Note 11.

RuMe Inc.

Notes to Financial Statements

The majority investor receives reimbursement for travel and other incidental costs related to its work with the Company which was minimal for all periods presented.

During 2018, the Company entered in to a consulting arrangement with former executives who are also founding shareholders as described in Note 8.

14.       SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 15, 2019, which is the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements, other than the events disclosed below.

Senior Note Payable and Line of Credit

In March 2019, the financial institution that provided the senior line of credit and senior note payable (discussed in Notes 5 and 6) notified the Company that the outstanding debt was being called due to the Company’s existing defaults.

Effective April 26, 2019, the Company entered into a new senior credit facility agreement with a different financial institution to refinance the existing senior line of credit and senior note payable in default and to repay $600,000 of the related party revolving note payable. The new senior credit facility provides for $3,000,000 in amounts available to borrow, of which $500,000 is in the form on an operating line of credit and $2,500,000 in the form on a note payable. The new senior credit facility provides for monthly interest payments charged at the greater of the Federal Funds Rate plus 0.5% (as defined) or Prime, and principal amounts outstanding are due at maturity on April 26, 2021. The new senior credit facility agreement is secured by substantially all assets of the Company and an irrevocable standby letter of credit and is subject to various covenants.

As a result of the new senior credit facility agreement, the Company and the majority investor entered into a subordination agreement with the senior lender, which restricts payment of the various related party notes described in Note 6, until the senior credit facility has been paid in full, as defined.

Subordinated Notes Payable

In April 2019, the subordinated note payable was amended to extend the maturity date to July 31, 2021.

In March and October 2019, the Company amended the subordinated delayed revolving note payable to increase the total amount available to borrow to $2.2 million and extended the maturity date to March 2021.

In August 2019, the company entered into another subordinated note payable agreement for $400,000, payable in February 2020.